SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
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AMVESCAP PLC
IMMEDIATE RELEASE  16 MARCH 2004
ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS

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               Please ensure the entries on this return are typed
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1. Name of company:          AMVESCAP PLC
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2. Name of scheme:           PERPETUAL SHARE OPTION SCHEMES
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3. Period of return:         FROM: 14 SEPTEMBER 2003 TO 13 MARCH 2004.
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4. Number and class of       1,949,720 ORDINARY SHARES OF 25P EACH.
   shares (amount of
   stock/debt security)
   not issued under scheme
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5. Number of shares          0
   issued/allotted under
   scheme during period
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6. Balance under scheme       1,949,720 ORDINARY SHARES OF 25P EACH.
   not yet issued/allotted
   at end of period
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7. Number and class of        2,032,278 ORDINARY SHARES OF 25P EACH
   share(s) (amount of        LISTED ON 13 MARCH 2001.
   stock/debt securities)
   originally listed and
   the date of admission
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Please confirm total number   809,134,811 ORDINARY SHARES OF 25P EACH.
of shares in issue at the
end of the period in order
for us to update our records
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Contact for queries:          ANGELA TULLY
                              TELEPHONE: 020 7065 3652
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Person making return          ANGELA TULLY - ASSISTANT COMPANY
                              SECRETARY
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 16 March, 2004                   By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary